AB 6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 28 2010
Washington, DC
110

SEC FILE NUMBER
8- 66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARETE RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Post Office Square, 7th Floor
(No. and Street)

Boston, (City) MA (State) 02103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graziano (617)314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd., 4th Floor, Ft. Lauderdale, Florida 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 6/2

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Barbara-Ann Boehler
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 28, 2013

Notary Public 4·28·10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

TABLE OF CONTENTS



MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying statements of financial condition of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of March 31, 2010 and 2009 and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) at March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4 to the financial statements, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 20, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF FINANCIAL CONDITION
MARCH 31,

ASSETS	2010	2009
Cash	$ 1,401,643	$ 2,315,226
Accounts receivable	14,862	12,567
Accrued research fees	123,704	-
Prepaid expenses	5,950	21,928
Deposits	14,450	14,450
Furniture and equipment, net	9,847	9,303
TOTAL ASSETS	$ 1,570,456	$ 2,373,474
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 659,193	$ 1,192,698
Member's distribution payable	-	200,000
Due to parent	117,769	40,763
Income taxes payable	109,836	76,000
Deferred income taxes payable	7,200	2,300
TOTAL LIABILITIES	893,998	1,511,761
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBER'S EQUITY	676,458	861,713
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,570,456	$ 2,373,474

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31,

	2010	2009
REVENUES:		
Research fees	$ 4,906,815	$ 5,661,352
Commission income	248,204	504,817
Other income	-	209
Interest income	8,964	9,052
TOTAL REVENUES	5,163,983	6,175,430
RESEARCH EXPENSES – RELATED PARTY	2,242,935	3,542,438
GROSS INCOME	2,921,048	2,632,992
GENERAL AND ADMINISTRATIVE EXPENSES:		
Payroll expenses and benefits	2,082,192	1,907,665
Professional fees	143,259	147,935
Travel and entertainment	124,579	75,070
Rent	107,913	88,672
Regulatory	25,723	4,521
Back office services - related party	5,382	15,554
Communication	24,585	19,440
Other	107,243	102,689
TOTAL GENERAL AND ADMINSTRATIVE EXPENSES	2,620,876	2,361,546
NET INCOME BEFORE PROVISION FOR INCOME TAX	300,172	271,446
INCOME TAX PROVISION	121,900	108,634
NET INCOME	$ 178,272	$ 162,812

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

MEMBER'S EQUITY – APRIL 1, 2008	$ 1,183,290
NET INCOME	162,812
DISTRIBUTIONS TO MEMBER	(484,389)
MEMBER'S EQUITY – MARCH 31, 2009	861,713
NET INCOME	178,272
DISTRIBUTIONS TO MEMBER	(363,527)
MEMBER'S EQUITY – MARCH 31, 2010	$ 676,458

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 178,272	$ 162,812
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes	4,900	31,400
Depreciation	3,285	2,919
Changes in operating assets and liabilities:		
Accounts receivable	(2,295)	202,433
Accrued research fees	(123,704)	188,539
Prepaid expenses	15,978	(15,978)
Accounts payable and accrued expenses	(533,505)	(278,425)
Due to parent	77,006	(777,154)
Income taxes payable	33,836	75,000
TOTAL ADJUSTMENTS	(524,499)	(571,266)
NET CASH USED IN OPERATING ACTIVITIES	(346,227)	(408,454)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(3,829)	(2,734)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(563,527)	(284,389)
NET DECREASE IN CASH	(913,583)	(695,577)
CASH - BEGINNING OF YEAR	2,315,226	3,010,803
CASH - END OF YEAR	**$ 1,401,643**	**$ 2,315,226**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	**$ 83,164**	**$ 3,753**

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITY:

For the year ended March 31, 2009, the Company has member's distribution payable of $200,000.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. In March 2007, the Company changed its accounting year end to a fiscal March 31st to coincide with the accounting and tax reporting fiscal year of the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

Income Taxes

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in general and administrative expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

For United States tax reporting purposes, the Company was considered a disregarded tax entity through August 18, 2004, and, as a single member LLC, it had no United States domestic tax filing requirements. Effective August 18, 2004, the Company elected to file as a corporation with domestic tax filing requirements. The FASB accounting standard requires companies to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities (NOTE 5).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Research fee income from the Company's largest customer accounted for approximately 7% and 8% of research fees for the years ended March 31, 2010 and 2009, respectively.

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the years ended March 31, 2010 and 2009, depreciation expense amounted to $3,285 and $2,919, respectively.

Recently Issued Accounting Pronouncements

Fair Value Measurements

In April 2009, the FASB issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of standard did not have an impact on the Company's financial statements.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted, and is not expected to have an effect on the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending March 31, 2010. The Company has evaluated subsequent events through May 20, 2010, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

As a FINRA registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2010 and 2009, the Company's "Net Capital" was $507,645 and $803,465, respectively, and the "Required Net Capital" was $59,119 and $100,783, respectively. At March 31, 2010 and 2009, the Company's ratio of aggregate indebtedness to net capital was 1.7 to 1 and 1.9 to 1, respectively.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the years ended March 31, 2010 and 2009, research and back office expenses, as computed under this agreement, were $2,248,317 and $3,557,992, respectively, and are included in the accompanying statements of income under the captions research expenses and back office services. The balance due to the Parent as of March 31, 2010 and 2009 was $117,769 and $40,763, respectively.

5. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

The provision for income tax is as follows for the fiscal years ending March 31:

	2010	2009
Current:		
Federal	$ 102,000	$ 67,234
State	15,000	10,000
	117,000	77,234
Deferred:		
Federal	3,900	23,800
State	1,000	7,600
	4,900	31,400
Income tax provision	$ 121,900	$ 108,634

The deferred income tax liability at March 31, 2010 and 2009 is mainly related to a temporary difference for depreciation on property and equipment for tax reporting purposes. The Company's effective tax rate for the fiscal years ended March 31, 2010 and 2009 was 41% and 40%, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus proportionate share of operating expenses applicable to the building. This lease expires in October 2012. The approximate future lease rent payments under this non-cancelable operating lease is as follows:

For the years ending March 31,	
2011	$ 62,000
2012	63,000
2013	26,000
	$ 151,000

Rent expense for the years ended March 31, 2010 and 2009 amounted to approximately $108,000 and $89,000, respectively.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010

CREDITS	
Member's equity	$ 676,458
DEBITS	
Accounts receivable	14,862
Accrued research fees	123,704
Prepaid expenses	5,950
Deposit	14,450
Furniture and equipment, net	9,847
TOTAL DEBITS	168,813
NET CAPITAL	507,645
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $886,798 OR $5,000, WHICHEVER IS GREATER	59,119
EXCESS NET CAPITAL	$ 448,526
Excess Net Capital @ 1,000%	$ 418,965
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.7 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 659,193
Due to parent	117,769
Income taxes payable	109,836
	$ 886,798

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF MARCH 31, 2010

NET CAPITAL PER COMPUTATION, ON PAGE 11	$	507,645
Audit adjustments		275,129
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	**$**	**782,774**

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During the year, the Company did not provide services to warrant the maintenance of such account.

SUPPLEMENTARY REPORTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 20, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended March 31, 2010, which was agreed to by Arete Research, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Arete Research, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Arete Research, LLC's management is responsible for Arete Research, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
11/17/2009	1117	SIPC	$ 4,476

2. Compared the total revenue amounts of the audited Form X-17a-5 for the fiscal year ended March 31, 2010 with the amounts reported in Form SIPC-7T from the period April 1, 2009 to March 31, 2010, noting no differences;

3. Compared charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to March 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to March 31, 2010 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 20, 2010